EXHIBIT 99.1

London | 14 November 2019:
National Grid, a leading energy transmission and distribution company, today announces its Half Year results.

Report for the period ended
30 September 2019

Highlights

- Announcing today a new target to achieve net zero for own emissions by 2050
- Regulatory progress in US and UK:
  - Multi-year agreement for Massachusetts Electric
  - Draft RIIO-2 business plans submitted
  - Welcomed Ofgem's "minded-to" position on Hinkley-Seabank to move away from Competition Proxy Model
- Cost efficiency programme on track: £50m in the UK and $30m in the US in 2019/20
- Construction of three interconnectors on target
- Completed US Geronimo acquisition
- Received £2bn proceeds for sale of final Cadent stake

Financial performance

- Underlying operating profit up 1% to £1.3bn due to increase in US Regulated profits (statutory operating profit down 1% to £1.0bn reflecting adverse timing)
- Underlying EPS up 2% to 20.0p, due to a US tax settlement relating to prior periods
- Statutory EPS of 11.3p, down 11% reflecting adverse mark to market remeasurements
- Capital investment £2.7bn up 28% driven by increase in US capital spend and £0.2bn Geronimo acquisition
- Interim dividend 16.57p/share, in line with policy

Financial summary

Six months ended 30 September – continuing operations

	Statutory results			Underlying[1]		
Unaudited	2019	2018	% change	2019	2018	% change
Operating profit (£m)	1,003	1,017	(1)	1,301	1,285	1
Profit before tax (£m)	404	522	(23)	785	816	(4)
Earnings per share (p)	11.3	12.7	(11)	20.0	19.7	2
Capital investment[2] (£m)	2,722	2,130	28	2,722	2,130	28

John Pettigrew
Chief Executive

"In the first half of this year we have delivered solid financial performance and continued to deliver strong organic growth at the top end of the 5 to 7% range. We also made good progress on our strategic priorities, including agreeing a multi-year, forward rate case in Massachusetts Electric, submitting our draft business plans for RIIO-2 in the UK and completed our acquisition of Geronimo. In the second half, we are progressing our priorities across the Group including addressing the gas supply constraint in downstate New York.

Today's announcement that we are increasing the Group's own emissions reduction target from 80% to net zero by 2050 underlines our commitment to lead the industry towards a cleaner energy future. This objective will be supported by work in other areas, such as offering further energy efficiency programmes for our US customers, proposals for renewable natural gas and hydrogen blending programmes."

[1] *'Underlying' represents statutory results excluding exceptional items, remeasurements, timing and major storm costs.* Further detail and definitions for all alternative performance measures are provided on page 48.

[2] Includes additions to PP&E, intangibles, contributions to JV and associates (excluding St William), investment in National Grid Partners and total consideration for the Geronimo acquisition.

National Grid **2019/20 Half Year Results Statement**

Contacts

Investor Relations

Aarti Singhal	+44 (0)20 7004 3170	+44 (0) 7989 492 447
Nick Ashworth	+44 (0)20 7004 3166	+44 (0) 7814 355 590
Jon Clay	+44 (0)20 7004 3460	+44 (0) 7899 928 247
James Flanagan	+44 (0)20 7004 3129	+44 (0) 7970 778 952

Media

Molly Neal	-	+44 (0) 7583 102 727
Gemma Stokes	+44 (0)1926 655 272	+44 (0) 7974 198 333

Teneo

Charles Armitstead	+44 (0)7703 330 269	-

Conference call details

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 09:15 (GMT) today. There will be a live webcast of the results presentation available to view at investors.nationalgrid.com.

Live telephone coverage of the analyst presentation at 09:15

UK dial in numbers	+44 (0) 203 003 2666 +44 (0) 808 109 0700 (UK toll free)
US dial in numbers	+1 866 966 5335 (US toll free) +1 212 999 6659 (New York)
Password	National Grid

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You can view or download copies of the latest Annual Report and Accounts (ARA) and Performance Summary from National Grid's website at investors.nationalgrid.com or request a free printed copy by contacting investor.relations@nationalgrid.com

Use of Alternative Performance Measures

Throughout this release, we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on page 48.

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National Grid 2019/20 Half Year Results Statement

OVERVIEW

National Grid has reported solid financial performance for the first six months of the year, underpinned by good operational progress in both the UK and US.

We have continued to focus on safety campaigns to reduce injury rates with a Group overall injury frequency rate of 0.12. Tragically one of our US employees lost his life earlier this year whilst carrying out road-side maintenance. We are conducting a comprehensive review and will learn lessons from this. Safety is paramount and we will always focus on improving ways to ensure our employees, our contractors and the public are safe.

Capital investment (including the Geronimo acquisition) increased by £592 million at actual exchange rates to £2,722 million. This reflects significant investment in developing and maintaining gas and electricity infrastructure that provides critical services for millions of customers in the UK and US.

National Grid is fully committed to its role in tackling climate change and has a critical position to help accelerate towards a cleaner future. Whilst not all of the regions in which we operate have committed to a net zero future, we want to take a leading role in ensuring a cleaner energy future everywhere we operate, alongside maintaining energy security at the lowest possible cost for consumers. To this end, we are taking multiple actions across the business to support our new target of achieving net zero by 2050 for our own emissions. Today, in line with our commitment to our role in tackling climate change, we have published a Green Financing Framework which will support sustainable financing across the Group. Alongside these internal actions, we will also increase our influence to support the overall industry wide transition to a low carbon future.

Solid financial performance

Underlying operating profit at actual exchange rates increased £16 million (1%) versus the prior period to £1,301 million. This mainly reflects the impact of new US rate case revenues, lower storm costs partially offset by the non-recurrence of £94 million favourable legal settlements in 2018.

Six months ended 30 September Underlying operating profit (£ million)	At actual exchange rates 2019	 2018	 % change	At constant currency 2018	 % change
UK Electricity Transmission	583	556	5	556	5
UK Gas Transmission	66	91	(27)	91	(27)
US Regulated	525	431	22	452	16
NG Ventures and other activities	127	207	(39)	209	(39)
Total underlying operating profit	1,301	1,285	1	1,308	(1)

'Underlying results' and a number of other terms and performance measures are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 48 to 51.

US business continues to efficiently deliver growth

We continue to make progress on regulatory rate filings. We successfully completed the rate filing for Massachusetts Electric with new rates in effect on 1 October. We have invested £1.6 billion in our US networks, a step-up from £1.2 billion in the first six months of last year. Around 80% of this capital investment is driven by the need to maintain the safety and reliability of our networks, with our significant gas pipeline replacement programme continuing to progress alongside the ongoing modernisation of our electric networks. This growing investment has been supported by new rate plans across our US distribution businesses, and the resultant increasing scale of our US operations is evident in the first half results.

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National Grid 2019/20 Half Year Results Statement Addressing the gas constraints in downstate New York In downstate New York, we continue to work with all parties to find solutions to the gas supply constraints faced by the region. A decade ago National Grid identified the need for incremental gas supplies to serve load growth in the region. Since then, we have been executing a long-term and comprehensive supply plan and delivering on a number of upgrades and new projects. A pipeline being developed by Williams Companies Inc., called Northeast Supply Enhancement Project, (otherwise known as the “NESE” pipeline), is the final piece of this series of projects. In May this year, following further delays to permits for this project, we took the difficult decision to stop processing applications for new or expanded gas service in our service territories. This was to ensure the safety and integrity of the system and to enable us to continue to serve our existing 1.8 million customers in New York City and Long Island. Following an order issued by the New York Public Service Commission (PSC) requiring us to connect approximately 1,100 customer accounts, we have implemented an innovative plan to expand demand response and energy efficiency programmes, alongside sourcing incremental compressed natural gas. This will enable us to safely connect these customer accounts. We recognise the hardship the moratorium has caused and we continue to work hard with all parties to find a long term solution. We also recognise the importance of re-establishing a trusting relationship with all our key stakeholders. We are confident that we will be able to address satisfactorily the issues raised by the Governor of New York in his recent letter to National Grid. Focused on delivering US regulatory priorities We now have all our distribution companies under refreshed rates, and this is enabling the strong organic growth that we are seeing in the US. Safety, reliability and modernisation of our networks represents around 80% of the future investment in our gas and electric businesses. And in the second half we will continue to focus on progressing the KEDNY/KEDLI rate filing alongside Grid modernisation, Electric Vehicle and Advanced Meter Infrastructure plans across our jurisdictions. With the KEDNY and KEDLI rate case, we provided data to support a four-year settlement with a proposed base Return on Equity of 9.65%. We also requested annual capex allowances of $1.5 billion, the majority of which is going towards improving the safety and reliability of networks. The next stage in the process is for hearings to be held later this winter although, for now, settlement discussions for this rate case are on hold. This means we may need to progress with the alternative route, that is to litigate the case, which would result in a one year settlement. Litigated rate cases are a common feature in US regulatory settlements; for example, all our Massachusetts rate cases are litigated. UK businesses focused on efficient delivery Operationally both our UK electricity and gas transmission businesses have continued to deliver good levels of performance and our capital investment programme has continued as expected. A particular highlight has been the completion of the tunnelling for Feeder 9 under the Humber estuary, a critical reinforcement of the gas network. We will shortly award contracts for our London Power Tunnels 2 project, a 33km, £1 billion link from Wimbledon to Crayford which will provide significant resilience across south London when completed in 2028. In September, we published the technical report into the loss of power event on 9 August and we continue to work closely with Ofgem and BEIS on their investigations. Whilst we believe that both the electricity system operator and transmission network operated as expected and in accordance with our licence obligations, we do not underestimate the disruption and inconvenience this caused. The report provides a comprehensive assessment of communication processes and protocols in particular during the first hour of the event, as well as a review of critical infrastructure to mitigate risk of inadvertent disconnection. The report also goes on to look at areas where we believe a wider review of policy may be appropriate. 4

National Grid 2019/20 Half Year Results Statement Our cost efficiency programme has continued on track. This has been driven by efficiencies across both Electricity and Gas Transmission and a range of initiatives to become a more agile organisation, including better IT infrastructure and the simplification and standardisation of back office processes. Overall, we remain on course to achieve £50 million of opex savings in 2019/20 and £100 million in 2020/21 as part of delivering RoE outperformance of 200-300 basis points. In October, we welcomed Ofgem’s “minded-to” position on the Hinkley-Seabank connection to use the existing strategic wider works mechanism for this vital project. We will continue to work with Ofgem to support our view of the efficient costs we believe are needed to complete this project. The project remains on target to be ready for connection in 2025. Helpful stakeholder feedback for RIIO-2 draft business plans Ofgem has continued to progress its consultation on the framework for the RIIO-2 price control and published its RIIO-2 sector specific consultation decision in May. Achieving the right regulatory framework is also critical to ensure the continued rapid decarbonisation of the UK energy system and to ensure that ongoing investment in innovation to benefit consumers in the long term is encouraged. In July and October, we submitted drafts of our RIIO-2 business plans for Electricity Transmission, Gas Transmission and the Electricity System Operator (ESO) to our independent User Groups and Ofgem’s RIIO-2 Challenge Group. These were initial plans to invite feedback from a range of stakeholders on the possible investments that could be made in the five years commencing April 2021. The feedback on these plans has been helpful and we are in the process of refining them before submitting the final versions to Ofgem on 9 December 2019. As communicated previously, we have provided feedback on three key areas of the financial package: the level of allowed equity return; the outperformance wedge; and the approach to incentivisation. Correcting for the errors in the calculations that we see and taking a balanced approach to risk, our evidence points to a real CPI return on equity (RoE) for RIIO-2 of 6.5%. We expect Ofgem to publish its draft determinations in the summer of 2020, ahead of final determinations in December 2020. We will continue to work constructively with Ofgem to seek a framework for RIIO-2 that puts consumers at the centre of the price control, while enabling the energy networks of the future and allowing a fair return for shareholders. Further growth for NG Ventures and other activities We continue to make good progress on the three interconnector projects under development in the period. For IFA2, the large majority of the cabling has been laid over the summer and good progress is being made on the converter stations. For North Sea Link, we have successfully laid over 650km of cable as planned and the project remains on track for completion by 2021/22. On the Viking Link to Denmark, we have awarded contracts and pre-construction work is underway. In total, including the investment already made in Nemo Link, we are investing around £2 billion in new interconnectors that we expect to bring cleaner sources of energy to the UK and create value for our shareholders. The new interconnector links are expected to contribute approximately £250 million annual EBITDA when fully operational by the mid-2020s. In July 2019, National Grid completed the acquisition of Geronimo, a leading developer of wind and solar generation based in Minneapolis in the US. National Grid also entered into a partnership with Washington State Investment Board to own 379MW of solar and wind generation projects developed by Geronimo, which have long-term power purchase agreements in place. These investments represent another step in National Grid's commitment to decarbonisation, bringing an exciting pipeline of solar and wind generation projects to the Group. We are also pleased to report the first profits from our St William property joint venture following the sale of homes at Rickmansworth and Prince of Wales Drive in the first six months of the year. 5

National Grid 2019/20 Half Year Results Statement Board changes On 5 November we announced that, for personal reasons, Dean Seavers, US Executive Director, would step down with immediate effect from his position as a member of the Board and as President of the US business. Dean has agreed to stay with the business until 31 December 2019 in order to ensure a smooth leadership transition and handover. The Board has initiated a thorough process to identify a permanent successor for Dean which will include both internal and external candidates. 6

National Grid 2019/20 Half Year Results Statement

GROWTH

Balanced portfolio to deliver asset growth and sustainable dividend

National Grid aims to deliver value to shareholders through maintaining a portfolio of businesses with strong operational performance alongside attractive annual asset growth of around 5 to 7% assuming long-run average UK RPI inflation of 3%. The Group aims to deliver this growth while maintaining an efficient balance sheet that allows continued funding of its investment programme, and maintaining the policy of aiming to increase dividend per share by at least RPI for the foreseeable future.

£2.7 billion of capital investment across the Group

We continued to make significant investment in energy infrastructure in the first six months of the year. Capital investment across the Group was £2,722 million, an increase of £592 million (28%) compared to the first half of 2018/19, including £209 million for the Geronimo acquisition.

Six months ended 30 September Group capital investment	At actual exchange rates			At constant currency	
(£ million)	2019	**2018**	% change	2018	% change
UK Electricity Transmission	471	462	2	462	2
UK Gas Transmission	167	153	9	153	9
US Regulated	1,588	1,177	35	1,236	28
NG Ventures and other activities*	496	338	47	346	43
Group capital investment	2,722	2,130	28	2,197	24

* NG Ventures and other activities capital investment includes equity and financing in joint ventures and associates, investment in National Grid Partners and the Geronimo acquisition but excludes £15 million and £20 million equity contributions to the St William property joint venture for 2019 and 2018, respectively.

Investment in the US Regulated business was £1,588 million for the first six months of this year, an increase of £411 million over the prior period at actual currency. This was driven by significant investment in gas pipeline replacement, and reinforcing the electricity system to improve the safety and reliability of our networks. This increasing level of investment is a key feature of the regulatory filings we have made in KEDNY and KEDLI, and is expected to continue in future filings, supporting strong levels of rate base growth over the medium term.

The UK regulated businesses invested £638 million, with UK Electricity Transmission and UK Gas Transmission both investing in asset health to meet their respective Network Output Measures.

Investment in NG Ventures during the period was £220 million higher than prior year principally reflecting the total investment in Geronimo and investments in NSL and IFA2 (£42 million and £22 million higher respectively). These were offset by lower investments in the Millennium pipeline joint venture and Nemo interconnector spend.

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National Grid 2019/20 Half Year Results Statement OUTLOOK For 2019/20, we continue to expect to deliver good financial performance in our US business following the agreement of a number of regulatory filings. As expected, the UK business remains on track to deliver continued outperformance. The contribution from NG Ventures and other activities is expected to reduce this year, reflecting the non-recurrence of proceeds from the Fulham property sale and the favourable legal settlements in 2018/19. Looking ahead, National Grid expects to deliver asset growth of around 7% in the near term with annual capital investment of around £5 billion. We will continue to contribute to the important regulatory and political debate in the UK and the US recognising the continued focus on customer affordability, decarbonisation and safety across our networks. With an efficient balance sheet that underpins asset and dividend growth, the Group is well positioned to create value for shareholders. 8

National Grid 2019/20 Half Year Results Statement 2019/20 TECHNICAL GUIDANCE The outlook and technical guidance contained in this statement should be reviewed, together with the forward-looking statements set out in this release, in the context of the cautionary statement. UK Electricity Transmission Operating Profit (excluding timing) for the second half of the year is expected to be slightly higher than the first half. Totex outperformance is expected to increase slightly and Incentive and Other performance is expected to be slightly down compared to last year. Overall Return on Equity outperformance is expected to be slightly above the 200-300 bps range. UK Gas Transmission Net Revenue (excluding timing) is expected to increase by approximately £30 million compared to 2018/19, reflecting the return of Avonmouth revenues in the prior year. Underlying operating profit in UK Gas Transmission will also benefit from lower costs reflecting its share of the expected £50 million of costs savings from the UK cost efficiency programme. Totex performance is expected to improve compared to 2018/19 and Incentive and Other performance is expected to be broadly in line with last year. As a result, Return on Equity is expected to be around the allowed level in 2019/20. UK Timing Revenues will be impacted by timing of recoveries including impacts from prior years. Electricity Transmission is expected to over-recover by around £70 million. Gas Transmission is expected to under- recover at a lower level than 2018/19. US Regulated operations Net Revenue (excluding timing) is expected to increase by around £200 million, reflecting revenue increases from rate filings and capex trackers, partially offset by a further impact of tax reform. Costs are expected to be broadly in line with last year, reflecting non-recurring costs in 2018/19, and the benefit of efficiency savings, offsetting the projected combined impact of inflation on the cost base and increased depreciation resulting from the capital programme. Return on Equity for overall US Regulated operations is expected to increase to at least 95% of the allowed return, reflecting the completion of the refresh of distribution rates with a first full year of new rates in Rhode Island and Massachusetts Gas. NG Ventures and Other activities Revenue is expected to decrease year-on-year, mainly due to a reduction in property sales. Last year’s legal settlements of £94 million are not expected to be repeated in 2019/20. Joint Ventures and Associates Our share of the profit after tax of joint ventures and associates is expected to benefit from a first full year of revenues from the Nemo Link and the first profits from the St William property joint venture. 9

National Grid 2019/20 Half Year Results Statement Investment, Growth and Net Debt Overall Group capital investment for 2019/20 is expected to increase to around £5 billion. In our UK transmission businesses, we expect to invest around £1.3 billion; in our US Regulated business, capex is expected to be similar to the 2018/19 level of $3.5 billion. Investment in our NG Ventures and Other businesses is expected to increase significantly reflecting increased investment in our IFA2, NSL and Viking interconnector projects and the completion of the Geronimo acquisition. Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment. Operating cashflow generated from continuing operations is expected to increase compared to FY19, with lower cash outflows related to exceptional items than last year. Net debt is expected to increase (excluding the impact of foreign exchange) by a further £1 billion in the second half of the year. Weighted average number of shares is expected to increase from 3,386 million last year to approximately 3,460 million in 2019/20 reflecting in particular the additional shares from the August scrip dividend. Interest and Tax Net finance costs in the second half of the year are expected to increase slightly compared to the first half at constant currency. For the full year 2019/20, the underlying effective tax rate, excluding the share of joint venture and associate post-tax profits, is expected to be around 20%, reflecting the favourable tax settlement. Changes to accounting standards No material impact on EPS is expected following the adoption of IFRS 16 ‘Leases’. Net debt and property, plant and equipment increased at the start of the year by £0.5 billion as a result of IFRS 16. 10

National Grid 2019/20 Half Year Results Statement

FINANCIAL REVIEW

In managing the business, we focus on various non-IFRS measures which provide meaningful comparisons of performance between years, monitor the strength of the Group's balance sheet as well as profitability, and reflect the Group's regulatory economic arrangements. Such alternative and regulatory performance measures are supplementary to, and should not be regarded as a substitute for, IFRS measures which we refer to as statutory results. We explain the basis of these measures and, where practicable, reconcile these to statutory results in 'Alternative performance measures/non-IFRS reconciliations' on pages 48 to 51. The Group does not believe that these measures are a substitute for IFRS measures, however, the Group does believe such information is useful in assessing the performance of the business on a comparable basis.

Also, we distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts and (ii) major storm costs which are recoverable in future periods, neither of which give rise to economic gains or losses.

Performance for the six months ended 30 September

Financial summary for continuing operations (£ million)	2019	2018	% change
Statutory results			
Operating profit	1,003	1,017	(1)
Profit after tax	388	429	(10)
Earnings per share (pence)	11.3	12.7	(11)
Interim dividend per share (pence)	16.57	16.08	3
Alternative performance measures:			
Adjusted operating profit	1,088	1,202	(9)
Adjusted profit after tax	531	599	(11)
Adjusted earnings per share (pence)	15.5	17.8	(13)
Underlying operating profit	1,301	1,285	1
Underlying profit after tax	686	663	3
Underlying earnings per share (pence)	20.0	19.7	2
Underlying operating profit, at constant currency	1,301	1,308	(1)
Underlying profit before tax, at constant currency	785	821	(4)
Capital investment	2,722	2,130	28

Statutory operating profit was £14 million (1%) lower than in the first six months of last year. There were no exceptional items in the current year compared to £224 million last year, although this was partially offset by higher commodity remeasurement net losses. UK Electricity Transmission net revenues also increased compared to the prior period. These benefits were offset by reduced US regulated net revenues due to timing of commodity cost recoveries and the non-recurrence of legal settlements.

Statutory profit after tax was down 10% against the comparative period, reflecting higher interest charges including mark-to-market financial remeasurements losses this year partly offset by a lower tax charge.

Adjusted operating profit (excluding exceptional items and remeasurements) was down 9% and adjusted profit after tax was down 11%, principally reflecting adverse timing movements.

Underlying operating profit of £1,301 million was up £16 million (1%) against the comparative period. Although the comparative period included £94 million of legal settlement income, this was more than offset by higher underlying US profits driven by increased underlying net revenues, and lower storm costs in the first half of this year.

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National Grid 2019/20 Half Year Results Statement

Reconciliation of different measures of profitability and earnings

The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions.

Reconciliation of profit and earnings from continuing operations
Six months ended 30 September

	Operating profit		Profit after tax		Earnings per share (pence)	
(£ million)	2019	2018	2019	2018	2019	2018
Statutory results	1,003	1,017	388	429	11.3	12.7
Exceptional items	-	224	-	176	-	5.1
Remeasurements	85	(39)	143	(6)	4.2	-
Adjusted results	1,088	1,202	531	599	15.5	17.8
Timing	213	83	155	64	4.5	1.9
Major storm costs	-	-	-	-	-	-
Underlying results	1,301	1,285	686	663	20.0	19.7

The following tables set out the income statement on adjusted and underlying bases.

Segmental income statement

Six months ended 30 September

	Adjusted operating profit			Underlying operating profit		
(£ million)	2019	2018	% change	2019	2018	% change
UK Electricity Transmission	625	531	18	583	556	5
UK Gas Transmission	62	79	(22)	66	91	(27)
US Regulated	274	385	(29)	525	431	22
NG Ventures and Other activities	127	207	(39)	127	207	(39)
Total operating profit	1,088	1,202	(9)	1,301	1,285	1
Net finance costs	(553)	(494)	12	(553)	(494)	12
Share of post-tax results of JVs and associates	37	25	48	37	25	48
Profit before tax	572	733	(22)	785	816	(4)
Tax	(41)	(134)	(69)	(99)	(153)	(35)
Profit after tax	531	599	(11)	686	663	3
EPS (pence)	15.5	17.8	(13)	20.0	19.7	2

UK Electricity Transmission adjusted operating profit increased compared to the same period in 2018/19 primarily driven by a swing in timing recoveries.

UK Gas Transmission adjusted operating profit decreased year on year, primarily as a result of lower net revenues, reflecting pricing effects which have affected the phasing of revenues between the first half and second half of the year.

US Regulated adjusted operating profit was lower than the same period last year, as a result of £205 million adverse year on year timing movements.

Operating profit in NG Ventures and Other activities reduced by £80 million (39%) compared to the same period last year primarily driven by the non-recurrence of £94 million legal settlements received in 2018/19.

Further analysis of the movements in underlying operating profit is provided in the Business Review.

12

National Grid 2019/20 Half Year Results Statement Financing costs and tax Net finance costs Adjusted net finance costs were £59 million higher than the prior period. This was primarily due to higher average net debt as we fund the asset growth in our businesses. Finance costs also increased due to buy-back costs on the early redemption of a €1.25 billion hybrid bond and higher charges related to IFRS 16 (Leases). These were partly offset by lower interest on RPI-linked debt. The effective interest rate on treasury managed debt was 4.4%, in line with the rate for the first six months of 2018/19. Joint ventures and associates The Group’s share of net profits from joint ventures and associates increased by £12 million to £37 million, primarily as a result of gains generated from sales by the St William property joint venture. Tax The effective tax rate at the half year is affected by both seasonality in our US business and the impact of timing under/over-recoveries. The headline effective tax rate (excluding JV profits) was 7.7% (prior year 18.9%). The underlying effective tax rate (excluding JV profits) was 13.2% (prior year 19.3%). The effective tax rates for this year have benefitted from a £48 million tax settlement in the US relating to prior periods. Discontinued operations In November 2018, we announced our decision to exercise our put option over our entire 39% interest in Quadgas, the holding company for the Cadent gas networks. The sale completed in June 2019 and we received proceeds of approximately £2 billion. As described further in note 6, we have treated all items of income and expense relating to Quadgas, amounting to £6 million, within discontinued operations. Net debt National Grid’s balance sheet remains robust, with strong investment grade credit ratings from Moody’s, Standard & Poor’s and Fitch. During the first six months of the year, net debt increased to £27.8 billion, £1.3 billion higher than at 31 March 2019. This increase was driven by an additional £0.5 billion of lease liabilities being recognised upon transition to IFRS 16, exchange movements on opening net debt of approximately £1.0 billion and underlying business cash requirements, partially offset by the £2 billion receipt of Cadent proceeds. National Grid raised over £2.4 billion of new long-term financing in the first half of the year. This includes the refinancing of a €1.25 billion hybrid bond in September, a new $500 million bond in Boston Gas and £950 million of new financing for National Grid Electricity Transmission. Interim Dividend The Board has approved an interim dividend of 16.57p per ordinary share ($1.0673 per American Depositary Share). This represents 35% of the total dividend per share of 47.34p in respect of the last financial year to 31 March 2019 and is in line with the Group’s dividend policy. The interim dividend is expected to be paid on 15 January 2020 to shareholders on the register as at 29 November 2019. The Group’s dividend policy is to aim to grow the ordinary dividend per share at least in line with the rate of UK RPI inflation each year for the foreseeable future. The scrip dividend alternative will again be offered in respect of the 2019/20 interim dividend. As previously announced, we do not expect to buy back the scrip shares issued during 2019/20 or 2020/21. 13

National Grid 2019/20 Half Year Results Statement BUSINESS REVIEW Six months ended 30 September UK ELECTRICITY TRANSMISSION Underlying operating profit for the UK Electricity Transmission business was £583 million, up £27 million compared with last half-year, primarily reflecting inflationary increases on base revenues, partially offset by true-up of prior year ESO incentives. We invested £471 million on the reinforcement of our networks and new connections. This was £9 million higher than last half-year and included higher spend on Hinkley-Seabank, partly offset by reduced capitalised interest in relation to Western Link, and completion of non-load related projects. The business expects to deliver its regulatory outputs for the year at a cost below the associated regulatory totex allowance. This reflects continued delivery of efficiencies in the capital programme and non-load related maintenance activities. For the full year, totex outperformance is expected to increase slightly and Incentive and Other performance is expected to be slightly down on last year. Overall, Return on Equity outperformance is expected to be slightly above the 200-300 basis points range. Following almost 10 years of development and construction activities and over £1.2 billion investment by Western Link (a joint venture between National Grid and ScottishPower), we are pleased the final stages of commissioning have commenced, and when complete, we will formally take full ownership of our share of the Link from the contractor. As set out on page 5, we will submit our final Electricity Transmission RIIO-2 business plan to Ofgem in December 2019. UK GAS TRANSMISSION Underlying operating profit for UK Gas Transmission was £66 million. This was £25 million lower compared to the prior period, driven by lower underlying net revenues resulting from reduced capacity price charges on the gas network. In September 2018, as part of the return of Avonmouth allowances, we set a lower annual charge for exit capacity to avoid an over-recovery in revenues, and this charge continued through into the first half of 2019/20. Gas Transmission capital investment was £167 million, £14 million higher than prior year. This primarily reflects increased compressor expenditure, partly offset by reduced spend on the Feeder 9 Humber estuary pipeline project. As set out on page 5, we will submit our final Gas Transmission RIIO-2 business plan to Ofgem in December 2019. Full year totex performance is expected to be higher than 2018/19 and Incentive and Other performance is expected to be broadly in line with last year. As a result, RoE is expected to be around the allowed level in 2019/20. 14

National Grid 2019/20 Half Year Results Statement US REGULATED OPERATIONS In our US regulated businesses, underlying operating profit was £525 million, £94 million higher than prior year. This reflects higher revenues from new rate cases and lower storm costs, partly offset by higher depreciation. Capital investment was £1,588 million, £411 million higher than the prior period at actual exchange rates. The increase versus the prior period reflects higher pipe replacement activity in downstate New York, greater reliability project spends such as the Metropolitan Reliability Infrastructure project, and lower prior year spend in Massachusetts due to the labour dispute. Our cost efficiency initiative is progressing well, and we continue to streamline operations, simplify our supply chain, and rationalise our property portfolio. We expect to deliver $30 million of efficiency savings this year, and $50 million from 2020/21 onwards, in the context of a fast-growing business and asset base. Overall, we expect returns to increase to at least 95% of the allowed RoE for 2019/20, reflecting the completion of the refresh of distribution rates with a first full year contribution from new rates in our Rhode Island and Massachusetts Gas businesses. On 30 October 2019, the Rhode Island Division for Public Utilities and Carriers (DPUC) published an initial report into the gas supply event on Aquidneck Island in January 2019. Since the event we have worked with the DPUC, to help to determine the root causes of the interruption. We are pleased that the report reflects National Grid’s commitment to safety and our exemplary emergency response, and we agree with many of the issues raised, some of which we have already addressed. We believe the report findings confirm our concerns regarding operations of the Algonquin transmission system. Operating company rate cases During the period, we agreed a new rate plan for our Massachusetts Electric business with new rates effective on 1 October. This five-year rate plan provides a 9.6% allowed RoE, on an equity ratio of 53.5%, and an initial annual revenue increase of $42 million. The order includes a new Performance Based Rate Mechanism (PBRM) that will fund both capital and operational expenditure across the duration of the rate plan, ensuring inflation is factored into the cost base. In downstate New York, we filed for new rates for KEDNY and KEDLI in April 2019. We provided data to support a four-year settlement, with a proposed base RoE of 9.65%, and the potential for additional upside incentives. We requested an annual capex allowance of $1.5 billion, the majority of which relates to improving the safety and reliability of our networks. We also requested revenue increases of $196 million and $61 million for KEDNY and KEDLI respectively. Our filing included additional innovative rate design elements, such as performance-based rates and incentives as well as new earnings adjustment mechanisms. We also filed proposals to help facilitate New York’s move towards clean energy, including: • Future of Heat proposals, with renewable gas programmes and a Green Gas Tariff; • increased energy efficiency programs; and • pilots for power to gas and hydrogen blending. We also included a geothermal demonstration pilot for 900 customers and continue to push for grid modernisation across all our networks. In late August, the PSC provided their first responses to this filing. This included an RoE of 8.2% and proposed a number of other adjustments. 15

National Grid 2019/20 Half Year Results Statement

NG VENTURES AND OTHER ACTIVITIES

Six months ended 30 September

(£ million)	Operating profit 2019	Operating profit 2018	Capital investment 2019	Capital investment 2018
Total NG Ventures	**128**	131	**432**	212
Property	**46**	38	**(1)**	11
Corporate and other activities	**(47)**	38	**65**	115
Total Other	**(1)**	**76**	**64**	**126**
Total NG Ventures and Other activities	127	207	496	338

Joint ventures and associates

Six months ended 30 September

(£ million)	Share of post-tax profit/(loss) 2019	Share of post-tax profit/(loss) 2018
Total NG Ventures	**25**	31
Other	**1**	-
St William	11	(6)
Total joint ventures and associates	37	25

NG VENTURES

For the first six months, NG Ventures made a £153 million contribution to Group profit before tax, consisting of operating profit and post-tax share of JVs and associates earnings. Capital investment was £432 million, up £220 million versus the prior year.

Strong progress on interconnectors

The IFA2 interconnector to France remains on track for commissioning in 2020/21. Converters at both ends are substantially complete with initial HV equipment being delivered and 150km of the 200km offshore cable section has been completed.

The North Sea Link interconnector to Norway remains on track for commissioning in 2021/22, with over 650km of cable now laid as planned.

On the Viking Link interconnector to Denmark, contracts were awarded in August 2019 for the converter stations and cable manufacture. All planning consents have been granted for the UK cable route and construction is expected to start in mid 2020 with completion of the works expected by end of 2023.

In total, we are investing around £2 billion in these three new interconnectors and Nemo (which entered service in January 2019), that we expect will contribute around £250 million of EBITDA by the mid-2020s creating value for our shareholders as well as bringing cleaner sources of energy to the UK.

Acquisition of Geronimo complete

As announced in July, we successfully completed the acquisition of Geronimo, a leading US onshore wind and solar developer. National Grid has also entered into a joint venture agreement with Washington State Investment Board. The total cost of the acquisition was £209 million, including £90 million for a 51% interest in the joint venture which included 379 megawatts of solar and wind generation projects.

16

National Grid 2019/20 Half Year Results Statement OTHER ACTIVITIES In June, we completed the sale of the final tranche of our remaining 39% stake in the holding company of Cadent Gas receiving further cash proceeds of £2 billion. The Property business delivered an operating profit of £46 million, up £8 million versus the prior period. This increase reflects the timing of completion of site sales, with the largest site sold in the period being in Poplar, East London. Corporate and other activities profits were down £77 million principally due to the non-recurrence of the £94 million legal settlement received last year. Capital investment was down by £62 million to £64 million compared to last year, principally driven by lower IT expenditure. 17

National Grid 2019/20 Half Year Results Statement APPENDIX Unless otherwise stated, all financial commentaries in this release are given on an underlying basis at actual exchange rates. Underlying represents statutory results excluding exceptional items, remeasurements, timing and major storm costs. The underlying basis is further defined on page 47. Alternative Performance Measures derived from IFRS The following are terms or metrics that are reconciled to IFRS measures and are defined on pages 47 to 50: Net revenue Adjusted profit measures Underlying results Constant currency Timing impacts Capital investment Net debt – defined in note 12 on page 38. 18

National Grid 2019/20 Half Year Results Statement PROVISIONAL FINANCIAL TIMETABLE 27 November 2019 ADRs go ex-dividend 28 November 2019 Ordinary shares go ex-dividend 29 November 2019 Record date for 2019/20 interim dividend 5 December 2019 Scrip reference price announced 16 December 2019 (5pm UK time) Scrip Election Date for 2019/20 interim dividend 15 January 2020 2019/20 interim dividend paid to qualifying shareholders 21 May 2020 2019/20 Preliminary Results 4 June 2020 Ordinary shares and ADRs go ex-dividend for 2019/20 final dividend 5 June 2020 Record date for 2019/20 final dividend 11 June 2020 Scrip reference price announced 22 July 2020 (5pm UK time) Scrip Election Date for 2019/20 final dividend 27 July 2020 2020 AGM 19 August 2020 2019/20 final dividend paid to qualifying shareholders 19

National Grid 2019/20 Half Year Results Statement CAUTIONARY STATEMENT This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-2 price controls as well as increased political and economic uncertainty; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation, cost efficiency and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 212 to 215 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward- looking statements, which speak only as of the date of this announcement. 20

National Grid 2019/20 Half Year Results Statement

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement

for the six months ended 30 September

2019 £m	Notes	Before exceptional items and remeasurements	Exceptional items and remeasurements	Total
Continuing operations				
Revenue	2(a),3	6,289	—	**6,289**
Operating costs	4	(5,201)	(85)	**(5,286)**
Operating profit/(loss)	2(b),4	1,088	(85)	**1,003**
Finance income	4,5	31	7	**38**
Finance costs	4,5	(584)	(90)	**(674)**
Share of post-tax results of joint ventures and associates	2(b)	37	—	**37**
Profit/(loss) before tax	2(b),4	572	(168)	**404**
Tax	4,7	(41)	25	**(16)**
Profit/(loss) after tax from continuing operations	4	531	(143)	**388**
Profit after tax from discontinued operations	6	5	1	**6**
Total profit/(loss) for the period (continuing and discontinued)		536	(142)	**394**
Attributable to:				
Equity shareholders of the parent		535	(142)	**393**
Non-controlling interests[1]		1	—	**1**
Earnings per share (pence)				
Basic earnings per share (continuing)	8			**11.3**
Diluted earnings per share (continuing)	8			**11.2**
Basic earnings per share (continuing and discontinued)	8			**11.5**
Diluted earnings per share (continuing and discontinued)	8			**11.4**

2018 £m	Notes	Before exceptional items and remeasurements	Exceptional items and remeasurements	Total
Continuing operations				
Revenue	2(a),3	6,347	—	6,347
Operating costs	4	(5,145)	(185)	(5,330)
Operating profit/(loss)	2(b),4	1,202	(185)	1,017
Finance income	4,5	42	—	42
Finance costs	4,5	(536)	(26)	(562)
Share of post-tax results of joint ventures and associates	2(b)	25	—	25
Profit/(loss) before tax	2(b),4	733	(211)	522
Tax	4,7	(134)	41	(93)
Profit/(loss) after tax from continuing operations	4	599	(170)	429
Profit/(loss) after tax from discontinued operations	6	48	(45)	3
Total profit/(loss) for the period (continuing and discontinued)		647	(215)	432
Attributable to:				
Equity shareholders of the parent		646	(215)	431
Non-controlling interests[1]		1	—	1
Earnings per share (pence)				
Basic earnings per share (continuing)	8			12.7
Diluted earnings per share (continuing)	8			12.6
Basic earnings per share (continuing and discontinued)	8			12.8
Diluted earnings per share (continuing and discontinued)	8			12.7

1. The non-controlling interests for the six month periods ended 30 September 2019 and 2018 relate to continuing operations.

21

National Grid 2019/20 Half Year Results Statement Consolidated statement of comprehensive income for the six months ended 30 September 2019 2018 Notes £m £m Profit after tax from continuing operations 388 429 Other comprehensive (loss)/income from continuing operations Items from continuing operations that will never be reclassified to profit or loss: Remeasurement (losses)/gains on pension assets and post-retirement benefit obligations 14 (995) 606 Net gains on investments in equity instruments designated at fair value through other comprehensive income 6 8 Net (losses)/gains on financial liability designated at fair value through profit and loss attributable to changes in own credit risk (1) 6 Net gains in respect of cash flow hedging of capital expenditure 5 13 Tax on items that will never be reclassified to profit or loss 235 (142) Total items from continuing operations that will never be reclassified to profit or loss (750) 491 Items from continuing operations that may be reclassified subsequently to profit or loss: Exchange adjustments 579 403 Net losses in respect of cash flow hedges and cost of hedging (74) (31) Transferred to profit or loss in respect of cash flow hedges and cost of hedging 11 27 Net gains on investments in debt instruments measured at fair value through other comprehensive income 7 8 Share of other comprehensive income of associates, net of tax (5) — Tax on items that may be reclassified subsequently to profit or loss 20 1 Total items from continuing operations that may be reclassified subsequently to profit or loss 538 408 Other comprehensive (loss)/income for the period, net of tax, from continuing operations (212) 899 Other comprehensive income for the period, net of tax, from discontinued operations1 6 6 36 Other comprehensive (loss)/income for the period, net of tax (206) 935 Total comprehensive income for the period from continuing operations 176 1,328 Total comprehensive income for the period from discontinued operations 6 12 39 Total comprehensive income for the period 188 1,367 Attributable to: Equity shareholders of the parent 186 1,365 Non-controlling interests2 2 2 1. The other comprehensive income from discontinued operations relates to items of other comprehensive income of Cadent (investment held through Quadgas Holdco Limited). Refer to note 6 for further details. 2. The non-controlling interests for the six month periods ended 30 September 2019 and 30 September 2018 relate to continuing operations. 22

National Grid 2019/20 Half Year Results Statement

Consolidated statement of changes in equity

for the six months ended 30 September

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non-controlling interests £m	Total equity £m
At 1 April 2019		458	1,314	21,814	(4,237)	19,349	20	19,369
Profit for the period		—	—	393	—	393	1	394
Other comprehensive (loss)/income for the period		—	—	(752)	545	(207)	1	(206)
Total comprehensive (loss)/income for the period		—	—	(359)	545	186	2	188
Equity dividends	9	—	—	(557)	—	(557)	—	(557)
Scrip dividend related share issue		8	(8)	—	—	—	—	—
Issue of treasury shares		—	—	15	—	15	—	15
Purchase of own shares		—	—	(2)	—	(2)	—	(2)
Share-based payment		—	—	15	—	15	—	15
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	(12)	(12)	—	(12)
At 30 September 2019		**466**	**1,306**	**20,926**	**(3,704)**	**18,994**	**22**	**19,016**

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non-controlling interests £m	Total equity £m
At 1 April 2018 (as previously reported)		452	1,321	21,599	(4,540)	18,832	16	18,848
Impact of transition to IFRS 9 and IFRS 15		—	—	(268)	72	(196)	—	(196)
At 1 April 2018 (as restated)		452	1,321	21,331	(4,468)	18,636	16	18,652
Profit for the period		—	—	431	—	431	1	432
Other comprehensive income for the period		—	—	505	429	934	1	935
Total comprehensive income for the period		—	—	936	429	1,365	2	1,367
Equity dividends	9	—	—	(710)	—	(710)	—	(710)
Scrip dividend related share issue		5	(5)	—	—	—	—	—
Issue of treasury shares		—	—	16	—	16	—	16
Purchase of own shares		—	—	(2)	—	(2)	—	(2)
Share-based payment		—	—	16	—	16	—	16
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	(4)	(4)	—	(4)
At 30 September 2018		457	1,316	21,587	(4,043)	19,317	18	19,335

23

National Grid 2019/20 Half Year Results Statement Consolidated statement of financial position 30 September 2019 31 March 2019 Notes £m £m Non -current assets Goodwill 6,299 5,869 Other intangible assets 2(c) 1,201 1,084 Property, plant and equipment 2(c),10 47,427 43,913 Other non-current assets 361 264 Pension assets 14 1,450 1,567 Financial and other investments 566 667 Investments in joint ventures and associates 971 608 Derivative financial assets 11 1,300 1,045 Total non-current assets 59,575 55,017 Current assets Inventories and current intangible assets 467 370 Trade and other receivables 2,407 3,153 Current tax assets 113 126 Financial and other investments 12,13 3,406 1,981 Derivative financial assets 11 101 108 Cash and cash equivalents 12,13 213 252 Assets held for sale 6 — 1,956 Total current assets 6,707 7,946 Total assets 66,282 62,963 Current liabilities Borrowings 12,13 (5,023) (4,472) Derivative financial liabilities 11 (597) (350) Trade and other payables (3,472) (3,769) Contract liabilities (59) (61) Current tax liabilities (74) (161) Provisions (313) (316) Total current liabilities (9,538) (9,129) Non-current liabilities Borrowings 12,13 (26,247) (24,258) Derivative financial liabilities 11 (1,070) (833) Other non-current liabilities (940) (808) Contract liabilities (1,027) (933) Deferred tax liabilities (3,832) (3,965) Pensions and other post-retirement benefit obligations 14 (2,648) (1,785) Provisions (1,964) (1,883) Total non-current liabilities (37,728) (34,465) Total liabilities (47,266) (43,594) Net assets 19,016 19,369 Equity Share capital 466 458 Share premium account 1,306 1,314 Retained earnings 20,926 21,814 Other equity reserves (3,704) (4,237) Total shareholders’ equity 18,994 19,349 Non-controlling interests 22 20 Total equity 19,016 19,369 24

National Grid 2019/20 Half Year Results Statement Consolidated cash flow statement for the six months ended 30 September 2019 2018 Notes £m £m Cash flows from operating activities Operating profit from continuing operations 2(b) 1,003 1,017 Adjustments for: Exceptional items and remeasurements 4 85 185 Depreciation and amortisation 2(c) 833 791 Share-based payment charge 15 16 Changes in working capital 370 190 Changes in provisions (60) (10) Changes in pensions and other post-retirement benefit obligations (113) (128) Cash flows relating to exceptional items (28) (120) Cash generated from continuing operations 2,105 1,941 Tax paid (123) (6) Net cash flow from operating activities – continuing operations 1,982 1,935 Net cash flow used in operating activities – discontinued operations 6 (32) (47) Cash flows from investing activities Acquisition of investments (27) (19) Acquisition of Geronimo and Emerald 19 (137) — Disposal of interests in Quadgas HoldCo Limited 6 1,965 — Investments in joint ventures and associates (49) (84) Loans to joint ventures and associates — (11) Purchases of intangible assets (118) (140) Purchases of property, plant and equipment (2,133) (1,765) Disposals of property, plant and equipment 19 10 Dividends received from joint ventures and associates 27 33 Interest received 19 31 Net movements in short-term financial investments (1,377) 1,157 Net cash flow used in investing activities – continuing operations (1,811) (788) Net cash flow from investing activities – discontinued operations 6 6 78 Cash flows from financing activities Purchase of own shares (2) (2) Proceeds from issue of treasury shares 15 16 Proceeds received from loans 2,465 1,116 Repayments of loans (1,887) (1,575) Net movements in short-term borrowings and derivatives 261 208 Interest paid (487) (433) Dividends paid to shareholders 9 (557) (710) Net cash flow used in financing activities – continuing operations (192) (1,380) Net decrease in cash and cash equivalents 13 (47) (202) Exchange movements 8 3 Net cash and cash equivalents at start of period 13 252 329 Net cash and cash equivalents at end of period 13 213 130 25

National Grid 2019/20 Half Year Results Statement Notes to the financial statements 1. Basis of preparation and new accounting standards, interpretations and amendments The half year financial information covers the six month period ended 30 September 2019 and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU); and the Disclosure and Transparency Rules of the Financial Conduct Authority. This condensed set of financial statements comprises the unaudited financial information for the half years ended 30 September 2019 and 2018, together with the audited consolidated statement of financial position as at 31 March 2019. The financial information for the year ended 31 March 2019 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2019, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the EU, and have been filed with the Registrar of Companies. The Deloitte LLP audit report on those statutory accounts was unqualified, did not contain an emphasis of matter and did not contain a statement under Section 498 of the Companies Act 2006. The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2020. The notes to the financial statements have been prepared on a continuing basis unless otherwise stated. The Group has adopted IFRS 16 'Leases' for the first time with effect from 1 April 2019. Other than in this respect, the half year financial statements have been prepared on a basis consistent with that applied in the preparation of the financial statements for the year ended 31 March 2019. Our consolidated income statement and segmental analysis (see note 2) separately identify financial results before and after exceptional items and remeasurements. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. Presenting financial results before exceptional items and remeasurements is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee and improves the comparability of reported financial performance from year to year. The profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and period on period. Events or transactions which are classified as exceptional items or remeasurements are defined in the Annual Report and Accounts and Form 20-F. Areas of judgement and key sources of estimation uncertainty In preparing this half year financial information, we have considered the areas where judgement has been exercised by management in applying the Group’s accounting policies and the key sources of estimation uncertainty as compared to those applied in the preparation of the Annual Report and Accounts for the year ended 31 March 2019: • Categorisation of certain items as exceptional items or remeasurements: at the 2019 year end, we applied the Group’s exceptional items framework to four key items within continuing operations. For the half year, we have concluded that there are no exceptional items within continuing operations. We continue to treat certain items as remeasurements as disclosed in note 4. • Classification of Quadgas as held for sale and as a discontinued operation: at the 2019 year end, we concluded this interest should be classified as held for sale and as a discontinued operation. Following the completion of the sale of these interests in the period, no significant judgements remain for the half year. • The key sources of estimation uncertainty are consistent with those for the year ended 31 March 2019: ◦ the valuation of liabilities for pensions and other post-retirement benefits; and ◦ the cash flows applied in determining environmental provisions. Going concern Having made enquiries and reassessed the principal risks, the Directors consider that the Group has adequate resources to continue in business for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, it is appropriate to adopt the going concern basis in preparing the half year financial information. 26

National Grid 2019/20 Half Year Results Statement 1. Basis of preparation and new accounting standards, interpretations and amendments (continued) New IFRS accounting standards, interpretations and amendments adopted in the period The Group has adopted IFRS 16 ‘Leases’ for the first time with effect from 1 April 2019. Refer to note 18 for details of the impact and transition adjustments arising on adoption. There are no other new standards, interpretations and amendments, issued by the IASB or by the IFRS Interpretations Committee (IFRIC), that are applicable for the period commencing on 1 April 2019 that have had a material impact on the Group’s results. New IFRS accounting standards, interpretations and amendments not yet adopted There are no new accounting standards, interpretations and amendments to existing standards that have been issued, but are not yet effective or have not yet been endorsed by the EU that were not disclosed in our Annual Report and Accounts. The Group has not early adopted any standard, amendment or interpretation that has been issued but is not yet effective. 2. Segmental analysis Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8 ‘Operating Segments’) and assesses the profitability of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 4). As a matter of course, the Board also considers profitability by segment, excluding the effect of timing. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements as this is the measure that is most consistent with the IFRS results reported within these financial statements. The results of our three principal businesses are reported to the Board of Directors and are accordingly treated as reportable operating segments. All other operating segments are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment: UK Electricity The high-voltage electricity transmission networks in England and Wales and independent Transmission Great Britain system operator. UK Gas The high-pressure gas transmission networks in Great Britain and system operator in Great Transmission Britain. US Regulated Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York and New England and electricity generation facilities in New York. The NG Ventures operating segment represents our key strategic growth area outside our regulated core business in competitive markets across the UK and the US. The business comprises all commercial operations in metering, LNG at the Isle of Grain in the UK, electricity interconnectors and our new investment in Geronimo Energy LLC (Geronimo), with a focus on investment and future activities in emerging growth areas. NG Ventures does not currently meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results are not required to be separately presented. However, certain additional disclosure is included in the footnotes below. Although the National Grid Electricity System Operator was legally separated on 1 April 2019, its results are still presented to the Board of Directors as part of the UK Electricity Transmission segment, and therefore no change has been made to our reportable operating segments. Other activities that do not form part of any of the segments in the above table or NG Ventures primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners. The US Regulated segment typically experiences seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year, for example as a result of extreme weather over the winter. These seasonal fluctuations have a consequential impact on the working capital balances (primarily trade debtors and accrued income) in the consolidated statement of financial position at 30 September 2019 when compared to 31 March 2019. The majority of UK revenues are governed by the arrangements under RIIO, through which revenue is primarily based on availability of transmission capacity rather than usage, and therefore are not subject to the same seasonal fluctuations as in the US. 27

National Grid 2019/20 Half Year Results Statement

2. Segmental analysis (continued)

(a) Revenue

Six months ended 30 September	2019 Total sales £m	2019 Sales between segments[1] £m	2019 Sales to third parties £m	2018 Total sales £m	2018 Sales between segments[1] £m	2018 Sales to third parties £m
Operating segments - continuing operations:						
UK Electricity Transmission	**1,708**	**(7)**	**1,701**	1,574	(12)	1,562
UK Gas Transmission	**345**	**(6)**	**339**	353	(6)	347
US Regulated	**3,876**	**—**	**3,876**	4,053	—	4,053
NG Ventures and Other[2]	**376**	**(3)**	**373**	387	(2)	385
Total revenue from continuing operations	**6,305**	**(16)**	**6,289**	6,367	(20)	6,347
Geographical areas:						
UK			**2,395**			2,272
US			**3,894**			4,075
Total revenue from continuing operations			**6,289**			6,347

1. Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination.
2. Included within NG Ventures and Other is £291 million (2018: £294 million) of revenue relating to NG Ventures.

(b) Operating profit

Six months ended 30 September	Before exceptional items and remeasurements 2019 £m	Before exceptional items and remeasurements 2018 £m	After exceptional items and remeasurements 2019 £m	After exceptional items and remeasurements 2018 £m
Operating segments – continuing operations:				
UK Electricity Transmission	**625**	531	**625**	437
UK Gas Transmission	**62**	79	**62**	46
US Regulated	**274**	385	**189**	327
NG Ventures and Other[1,2]	**127**	207	**127**	207
Total operating profit from continuing operations	**1,088**	1,202	**1,003**	1,017
Geographical areas				
UK	**829**	761	**829**	634
US	**259**	441	**174**	383
Total operating profit from continuing operations	**1,088**	1,202	**1,003**	1,017

Below we reconcile total operating profit to profit before tax from continuing operations. Operating exceptional items and remeasurements of £nil (2018: £94 million expense) detailed in note 4 are attributable to UK Electricity Transmission; £nil (2018: £33 million expense) to UK Gas Transmission; and £85 million expense (2018: £58 million expense) to US Regulated operations.

Six months ended 30 September	Before exceptional items and remeasurements 2019 £m	Before exceptional items and remeasurements 2018 £m	After exceptional items and remeasurements 2019 £m	After exceptional items and remeasurements 2018 £m
Reconciliation to profit before tax:				
Operating profit - continuing operations	**1,088**	1,202	**1,003**	1,017
Share of post-tax results of joint ventures and associates	**37**	25	**37**	25
Finance income	**31**	42	**38**	42
Finance costs	**(584)**	(536)	**(674)**	(562)
Profit before tax from continuing operations	**572**	733	**404**	522

1. Included within NG Ventures and Other is £128 million (2018: £131 million) of operating profit (both before and after exceptional items and remeasurements) relating to NG Ventures.
2. For the period ended 30 September 2018, NG Ventures and Other included gains of £94 million in relation to two legal settlements.

28

National Grid 2019/20 Half Year Results Statement

2. Segmental analysis (continued)

(c) Other segmental information

	Net book value[1]		Capital expenditure[2]		Depreciation and amortisation[3]	
	30 September 2019 £m	31 March 2019 £m	**30 September 2019 £m**	30 September 2018 £m	**30 September 2019 £m**	30 September 2018 £m
Operating segments:						
UK Electricity Transmission	**13,543**	13,288	**471**	462	**(245)**	(242)
UK Gas Transmission	**4,511**	4,412	**167**	153	**(85)**	(92)
US Regulated	**27,329**	24,542	**1,588**	1,177	**(383)**	(346)
NG Ventures and Other[4,5]	**3,245**	2,755	**235**	248	**(120)**	(111)
Total from continuing operations	**48,628**	44,997	**2,461**	2,040	**(833)**	(791)
Geographical areas:						
UK	**19,904**	19,343	**832**	782	**(402)**	(399)
US	**28,724**	25,654	**1,629**	1,258	**(431)**	(392)
Total from continuing operations	**48,628**	44,997	**2,461**	2,040	**(833)**	(791)
By asset type:						
Property, plant and equipment	**47,427**	43,913	**2,299**	1,900	**(746)**	(710)
Non-current intangible assets	**1,201**	1,084	**162**	140	**(87)**	(81)
Total from continuing operations	**48,628**	44,997	**2,461**	2,040	**(833)**	(791)

1. Represents the net book value of property, plant and equipment and other non-current intangible assets at 30 September 2019 and 31 March 2019 respectively.
2. Represents additions to property, plant and equipment and other non-current intangible assets, in the six months ended 30 September 2019 and 30 September 2018 respectively.
3. Represents the amounts recorded in the consolidated income statement for the six months ended 30 September 2019 and 30 September 2018 respectively.
4. Included within NG Ventures and Other are assets with a net book value of £1,799 million (31 March 2019: £1,635 million), capital expenditure of £193 million (2018: £136 million) and depreciation and amortisation of £62 million (2018: £64 million) relating to NG Ventures.
5. Net book value for NG Ventures and Other includes certain software assets and properties in the US which are outside the US rate base and operate for the benefit of our US regulated businesses. Costs associated with owning and operating these assets (principally depreciation and amortisation) of £47 million (2018: £42 million) and an income of £25 million (2018: £21 million) are charged to the US regulated business.

29

National Grid 2019/20 Half Year Results Statement

3. Revenue

Under IFRS 15 'Revenue from Contracts with Customers', revenue is recorded as or when the Group satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service.

The transfer of control of our distribution or transmission services coincides with the use of our network, as electricity and gas pass through our network and reach our customers. The Group principally satisfies its performance obligations over time and the amount of revenue recorded corresponds to the amounts billed and accrued for volumes of gas and electricity delivered/transferred to/from our customers.

Revenue for the six months ended 30 September 2019	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NG Ventures and Other £m	**Total £m**
Revenue under IFRS 15:					
Transmission	1,653	313	199	151	2,316
Distribution	—	—	3,430	2	3,432
Other[1]	42	10	6	140	198
Total IFRS 15 revenue	1,695	323	3,635	293	5,946
Other revenue:					
Generation	—	—	196	—	196
Other[2]	6	16	45	80	147
Total other revenue	6	16	241	80	343
Total revenue from continuing operations	1,701	339	3,876	373	6,289

Geographic split of revenue for the six months ended 30 September 2019	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NG Ventures and Other £m	**Total £m**
Revenue under IFRS 15:					
UK	1,695	323	—	284	2,302
US	—	—	3,635	9	3,644
Total IFRS 15 revenue	1,695	323	3,635	293	5,946
Other revenue:					
UK	6	16	—	70	92
US	—	—	241	10	251
Total other revenue	6	16	241	80	343
Total revenue from continuing operations	1,701	339	3,876	373	6,289

1. Within NG Ventures and Other, other IFRS 15 revenue principally relates to revenue generated from our metering businesses.
2. Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business and rental income.

30

National Grid 2019/20 Half Year Results Statement

3. Revenue (continued)

Revenue for the six months ended 30 September 2018	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NG Ventures and Other £m	Total £m
Revenue under IFRS 15:					
Transmission	1,559	322	315	152	2,348
Distribution	—	—	3,478	—	3,478
Other[1]	—	—	—	138	138
Total IFRS 15 revenue	1,559	322	3,793	290	5,964
Other revenue:					
Generation	—	—	183	—	183
Other[2]	3	25	77	95	200
Total other revenue	3	25	260	95	383
Total revenue from continuing operations	1,562	347	4,053	385	6,347

Geographic split of revenue for the six months ended 30 September 2018	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NG Ventures and Other £m	Total £m
Revenue under IFRS 15:					
UK	1,559	322	—	290	2,171
US	—	—	3,793	—	3,793
Total IFRS 15 revenue	1,559	322	3,793	290	5,964
Other revenue:					
UK	3	25	—	73	101
US	—	—	260	22	282
Total other revenue	3	25	260	95	383
Total revenue from continuing operations	1,562	347	4,053	385	6,347

1. Other IFRS 15 revenue principally relates to revenue generated from our metering businesses.
2. Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business and rental income.

31

National Grid 2019/20 Half Year Results Statement

4. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgement of the Directors, should be disclosed separately on the basis that they are important to an understanding of our financial performance and may significantly distort the comparability of financial performance between periods.

Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain financial assets and liabilities categorised as held at fair value through profit and loss (FVTPL). These assets and liabilities include commodity contracts and derivative financial instruments to the extent that hedge accounting is either not achieved or is not effective. We have also classified the unrealised gains or losses reported in profit and loss on certain additional assets and liabilities now treated at FVTPL within remeasurements. These relate to the financial assets (which fail the "solely payments of principal and interest test" under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and certain financial liabilities which we elected to designate at FVTPL. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.

Six months ended 30 September 2019	**Exceptional items £m**	**Remeasurements £m**	**Total £m**
Included within operating profit from continuing operations:			
Net losses on commodity contract derivatives	—	**(85)**	**(85)**
	—	**(85)**	**(85)**
Included within net finance costs (note 5):			
Net losses on derivative financial instruments	—	**(41)**	**(41)**
Net gains on FVTPL financial assets	—	**7**	**7**
Net losses on FVTPL financial liabilities	—	**(49)**	**(49)**
	—	**(83)**	**(83)**
Total included within profit before tax from continuing operations	—	**(168)**	**(168)**
Tax	—	**25**	**25**
Total exceptional items and remeasurements after tax from continuing operations	—	**(143)**	**(143)**

Six months ended 30 September 2018	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations			
UK cost efficiency and restructuring programme	(127)	—	(127)
Massachusetts Gas work continuation	(97)	—	(97)
Net gains on commodity contract derivatives	—	39	39
	(224)	39	(185)
Included within net finance costs (note 5)			
Net losses on derivative financial instruments	—	(26)	(26)
Net gains on FVTPL financial assets	—	8	8
Net losses on FVTPL financial liabilities	—	(8)	(8)
	—	(26)	(26)
Total included within profit before tax from continuing operations	(224)	13	(211)
Tax	48	(7)	41
Total exceptional items and remeasurements after tax from continuing operations	(176)	6	(170)

For the six months ended 30 September 2018, there were two exceptional items, for which further details are provided in the Annual Report and Accounts for the year ended 31 March 2019:

UK cost efficiency and restructuring programme: We incurred £127 million of costs in association with the restructuring activities relating to our core UK regulated activities.

Massachusetts Gas work continuation: We incurred $127 million (£97 million) of costs as a result of the workforce contingency plan that was implemented across the Massachusetts Gas business following the expiration of contracts for the existing workforce.

32

National Grid 2019/20 Half Year Results Statement 5. Finance income and costs Six months ended 30 September 2019 2018 Notes £m £m Finance income before exceptional items and remeasurements Interest income on financial instruments 31 42 31 42 Finance costs before exceptional items and remeasurements Net interest payable on pensions and other post-retirement benefit obligations (13) (11) Interest expense on financial instruments (599) (555) Unwinding of discount on provisions (40) (35) Other interest 6 (9) Less: Interest capitalised 62 74 (584) (536) Net finance costs before exceptional items and remeasurements (553) (494) Total exceptional items and remeasurements 4 (83) (26) Net finance costs including exceptional items and remeasurements from continuing operations (636) (520) 6. Held for sale and discontinued operations – Interests in Quadgas HoldCo Limited At the end of June 2019, the Group sold its remaining 39% interest in Cadent (held through its holding in Quadgas HoldCo Limited (Quadgas)). This interest had been classified as held for sale from 30 June 2018 until the date of disposal, as detailed in note 10 of the Annual Report and Accounts for the year ended 31 March 2019. The aggregate carrying value of the assets and liabilities within the Quadgas disposal group at the disposal date was £1,956 million, which was comprised of a shareholder loan receivable of £352 million, a FAA derivative asset of £110 million and a £1,494 million investment in associate. The total sales proceeds were £1,965 million. After taking account of £8 million of expenses relating to the transaction, the gain on disposal was £1 million. Discontinued operations We have treated the results and cash flows arising from Quadgas as a discontinued operation in the current period and prior period, as detailed in note 10 of the Annual Report and Accounts for the year ended 31 March 2019. As a consequence, we have classified the various elements of income, expense and cash flows within discontinued operations as set out below: Within the consolidated income statement - discontinued operations, we have recognised a net gain of £6 million, comprising £6 million of shareholder loan interest income and the tax charge thereon of £1 million, plus the £1 million gain on disposal (2018: £nil) noted above. In the comparative period, we disclosed a profit of £3 million, comprising: ◦ £12 million of shareholder loan interest income and the tax charge thereon of £2 million; ◦ £38 million of income arising from our post-tax share of the profits of Quadgas; ◦ An impairment charge of £43 million; and ◦ £2 million of other costs. Within the consolidated cash flow statement - discontinued operations, we have recognised £32 million of operating cash outflows in respect of provisions and accruals (2018: £47 million). Within investing activities we have recognised £6 million of interest receivable on the shareholder loan (2018: £12 million). In 2018, we also recognised £66 million of dividends received within investing activities, however no dividends were received in the current period. Within the consolidated statement of other comprehensive income - discontinued operations, we have recognised a £6 million gain in relation to certain cash flow hedges. In the comparative period we recognised a gain of £36 million, principally relating to actuarial gains and losses on the Cadent pension scheme (net of deferred tax), which were reflected prior to the investment being classified as held for sale. 33

National Grid 2019/20 Half Year Results Statement

7. Tax from continuing operations

The tax charge for the six month period is £16 million (2018: £93 million), and excluding tax on exceptional items and remeasurements, is £41 million (2018: £134 million). It is based on management's estimate of the weighted average effective tax rate by jurisdiction expected for the full year. The effective tax rate excluding tax on exceptional items and remeasurements is 7.2% (2018: 18.3%), which includes our share of post-tax results of joint ventures and associates.

The reduction in the half year effective tax rates (before and after exceptional items and remeasurements) is driven by the seasonality of earnings in the US Group, reflected through lower operating profits (including the impact of adverse timing) as well as tax credits arising from higher interest charges period on period, and the closure of an audit in the current period.

For the full year, we expect the headline Group effective tax rate to be around 19% excluding tax on exceptional items and remeasurements. The effective tax rate for the year ended 31 March 2019 was 19.6% before exceptional items and remeasurements and 18.4% after exceptional items and remeasurements.

The main rate of corporation tax in the UK will be reduced to 17% with effect from 1 April 2020. UK deferred tax balances have been calculated at this rate.

8. Earnings per share

Earnings per share (EPS), excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Group, as set out in note 1. The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

(a) Basic earnings per share

Six months ended 30 September	2019 Earnings £m	2019 EPS Pence	2018 Earnings £m	2018 EPS Pence
Profit after tax before exceptional items and remeasurements - continuing	530	15.5	598	17.8
Exceptional items and remeasurements after tax - continuing	(143)	(4.2)	(170)	(5.1)
Profit after tax from continuing operations attributable to the parent	**387**	**11.3**	428	12.7
Profit after tax before exceptional items and remeasurements - discontinued	5	0.2	48	1.4
Exceptional items and remeasurements after tax - discontinued	1	—	(45)	(1.3)
Profit after tax from discontinued operations attributable to the parent	**6**	**0.2**	3	0.1
Total profit after tax before exceptional items and remeasurements	535	15.7	646	19.2
Total exceptional items and remeasurements after tax	(142)	(4.2)	(215)	(6.4)
Total profit after tax attributable to the parent	**393**	**11.5**	431	12.8
		Millions		Millions
Weighted average number of shares - basic		**3,430**		3,367

(b) Diluted earnings per share

Six months ended 30 September	2019 Earnings £m	2019 EPS Pence	2018 Earnings £m	2018 EPS Pence
Profit after tax before exceptional items and remeasurements - continuing	530	15.4	598	17.7
Exceptional items and remeasurements after tax - continuing	(143)	(4.2)	(170)	(5.1)
Profit after tax from continuing operations attributable to the parent	**387**	**11.2**	428	12.6
Profit after tax before exceptional items and remeasurements - discontinued	5	0.2	48	1.4
Exceptional items and remeasurements after tax - discontinued	1	—	(45)	(1.3)
Profit after tax from discontinued operations attributable to the parent	**6**	**0.2**	3	0.1
Total profit after tax before exceptional items and remeasurements	535	15.6	646	19.1
Total exceptional items and remeasurements after tax	(142)	(4.2)	(215)	(6.4)
Total profit after tax attributable to the parent	**393**	**11.4**	431	12.7
		Millions		Millions
Weighted average number of shares - diluted		**3,446**		3,381

34

National Grid 2019/20 Half Year Results Statement

9. Dividends

	Pence per share	Cash dividend paid £m	Scrip dividend £m
Ordinary dividends			
Final dividend in respect of the year ended 31 March 2019	**31.26**	**557**	**517**
Final dividend in respect of the year ended 31 March 2018	30.44	710	319

The Directors are proposing an interim dividend of 16.57 pence per share to be paid in respect of the year ending 31 March 2020. This would absorb approximately £577m of shareholders' equity.

An interim dividend for the year ended 31 March 2019 of 16.08 pence per share was paid in January 2019. The cash dividend paid was £450m with an additional £94m settled via a scrip issue.

10. Property plant and equipment

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost					
Cost at 1 April 2019 (as previously reported)	3,338	54,383	4,425	930	63,076
Impact of transition to IFRS 16 (note 18)	381	67	—	20	468
Cost at 1 April 2019 (as restated)	3,719	54,450	4,425	950	63,544
Exchange adjustments	118	1,755	76	40	1,989
Additions	9	142	2,108	39	2,298
Disposals	(28)	(323)	—	(15)	(366)
Reclassifications	46	1,644	(1,701)	13	2
Cost at 30 September 2019	**3,864**	**57,668**	**4,908**	**1,027**	**67,467**
Accumulated depreciation					
Accumulated depreciation at 1 April 2019	(778)	(17,794)	—	(591)	(19,163)
Exchange adjustments	(18)	(436)	—	(24)	(478)
Depreciation charge for the period	(48)	(639)	—	(56)	(743)
Disposals	15	314	—	14	343
Reclassifications	1	(1)	—	1	1
Accumulated depreciation at 30 September 2019	**(828)**	**(18,556)**	**—**	**(656)**	**(20,040)**
Net book value at 30 September 2019	**3,036**	**39,112**	**4,908**	**371**	**47,427**

35

National Grid 2019/20 Half Year Results Statement

10. Property plant and equipment (continued)

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost					
Cost at 1 April 2018	2,930	49,374	4,273	857	57,434
Exchange adjustments	112	1,960	69	46	2,187
Additions	35	193	1,637	35	1,900
Disposals	(5)	(195)	14	(29)	(215)
Reclassifications	111	1,073	(1,222)	2	(36)
Cost at 30 September 2018	**3,183**	**52,405**	**4,771**	**911**	**61,270**
Accumulated depreciation					
Accumulated depreciation at 1 April 2018	(674)	(16,398)	—	(509)	(17,581)
Exchange adjustments	(19)	(491)	—	(25)	(535)
Depreciation charge for the period	(35)	(626)	—	(49)	(710)
Disposals	3	184	—	29	216
Reclassifications	(1)	2	—	—	1
Accumulated depreciation at 30 September 2018	**(726)**	**(17,329)**	**—**	**(554)**	**(18,609)**
Net book value at 30 September 2018	**2,457**	**35,076**	**4,771**	**357**	**42,661**

11. Fair value measurement

Assets and liabilities measured at fair value

Certain of the Group's assets and liabilities are measured at fair value. The following table categorises these assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 170 of the Annual Report and Accounts for the year ended 31 March 2019.

	30 September 2019				31 March 2019			
	Level 1 £m	**Level 2 £m**	**Level 3 £m**	**Total £m**	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets								
Investments held at FVTPL	**2,477**	**—**	**82**	**2,559**	1,311	—	62	1,373
Investments held at FVTOCI	**101**	**382**	**—**	**483**	93	343	—	436
Investments in associates[1]	**—**	**—**	**98**	**98**	—	—	90	90
Financing derivatives	**—**	**1,336**	**1**	**1,337**	—	1,050	2	1,052
Commodity contract derivatives	**—**	**9**	**55**	**64**	—	33	68	101
	2,578	**1,727**	**236**	**4,541**	1,404	1,426	222	3,052
Liabilities								
Financing derivatives	**—**	**(1,260)**	**(259)**	**(1,519)**	—	(868)	(216)	(1,084)
Commodity contract derivatives	**—**	**(102)**	**(46)**	**(148)**	—	(32)	(67)	(99)
Liabilities held at fair value	**(728)**	**—**	**—**	**(728)**	(667)	—	—	(667)
Contingent consideration[2]	**—**	**—**	**(70)**	**(70)**	—	—	—	—
	(728)	**(1,362)**	**(375)**	**(2,465)**	(667)	(900)	(283)	(1,850)
Total	**1,850**	**365**	**(139)**	**2,076**	737	526	(61)	1,202

1. Our level 3 investments in associates include investments relating to Sunrun Neptune 2016 LLC accounted for at FVTPL.
2. Contingent consideration relates to the acquisition of Geronimo (see note 19).

The estimated fair value of total borrowings using market values at 30 September 2019 is £36,385 million (31 March 2019: £32,252 million).

Our level 1 financial investments and liabilities held at fair value are valued using quoted prices from liquid markets.

36

National Grid 2019/20 Half Year Results Statement

11. Fair value measurement (continued)

Our level 2 financial investments held at fair value are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data.

Our level 2 derivative financial instruments include cross-currency, interest rate and foreign exchange derivatives. We value these derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, and therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 2 commodity derivatives include over-the-counter gas swaps and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange and the Intercontinental Exchange where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps, and therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 3 derivative financial instruments include cross-currency swaps, inflation-linked swaps and equity options, where the market is illiquid. In valuing these instruments we use in-house valuation models and obtain external valuations to support each reported fair value.

Our level 3 commodity contract derivatives primarily consist of our forward purchases of electricity and gas where pricing inputs are unobservable, as well as other complex transactions. Complex transactions can introduce the need for internally developed models based on reasonable assumptions. Industry standard valuation techniques such as the Black-Scholes pricing model and Monte Carlo simulation are used for valuing such instruments. Level 3 is also applied in cases when optionality is present or where an extrapolated forward curve is considered unobservable. We consider forward curves to be unobservable if observed market transactions differ from the curve by more than 5%.

Our level 3 investments include equity instruments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid Partners and comprise a series of small unquoted investments where prices or valuation inputs are unobservable. These investments are either recently acquired or there have been recent funding rounds with third parties and therefore the valuation is based on the latest transaction price.

Our level 3 investments in associates include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value. The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.

The impacts on a post-tax basis of reasonably possible changes in significant assumptions used in valuing assets and liabilities classified within level 3 of the fair value hierarchy are as follows:

	Financing derivatives within net debt (see note 12)		Commodity contract derivatives	
Six months ended 30 September	**2019**	2018	**2019**	2018
	£m	£m	**£m**	£m
10% increase in commodity prices	**—**	—	**(1)**	1
10% decrease in commodity prices	**—**	—	**1**	(2)
+10% market area price change	**—**	—	**(7)**	(8)
-10% market area price change	**—**	—	**7**	7
+20 basis point increase in Limited Price Index (LPI) market curve[1]	**(105)**	(81)	**—**	—
-20 basis point decrease in LPI market curve[1]	**99**	79	**—**	—

1. A reasonably possible change in assumptions for other level 3 assets and liabilities is unlikely to result in a material change in fair values.

The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified.

37

National Grid 2019/20 Half Year Results Statement

11. Fair value measurement (continued)

The changes in fair value of our level 3 financial assets and liabilities in the six months to 30 September are presented below:

	Financing derivatives within net debt (see note 12)		Commodity contract derivatives		Other[1]	
	2019	2018	**2019**	2018	**2019**	2018
	£m	£m	**£m**	£m	**£m**	£m
At 1 April	**(214)**	(219)	**1**	(1)	**152**	194
Net (losses)/gains through the consolidated income statement for the period[2, 3, 4]	**(45)**	26	**(4)**	(16)	**15**	4
Net gains through other comprehensive income for the period	**—**	—	**—**	—	**—**	6
Transfer to held for sale[5]	**—**	—	**—**	—	**—**	(110)
Purchases[6]	**—**	—	**(5)**	6	**16**	21
Acquisition of Geronimo	**—**	—	**—**	—	**(70)**	—
Settlements	**1**	—	**17**	13	**(3)**	(2)
At 30 September[7]	**(258)**	(193)	**9**	2	**110**	113

1. Other comprises our investments in Sunrun Neptune 2016 LLC, Enbala and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss as well as the contingent consideration arising from the acquisition of Geronimo (see note 19).
2. Losses of £45 million (2018: gains of £26 million) are attributable to derivative financial instruments held at the end of the reporting period.
3. Losses of £10 million (2018: losses of £11 million) are attributable to commodity contract derivative financial instruments held at the end of the reporting period.
4. Other includes £4 million (2018: £nil) of fair value movements for National Grid Partners.
5. Relates to the classification on 30 June 2018 of the FAA derivative asset as held for sale.
6. Purchases includes £14 million (2018: £15 million) of additional investments made by National Grid Partners.
7. There were no reclassifications in or out of level 3 (2018: none).

12. Net debt

Net debt is comprised as follows:

	30 September 2019	31 March 2019
	£m	£m
Cash, cash equivalents and current financial investments	**3,619**	2,233
Borrowings and bank overdrafts	**(31,270)**	(28,730)
Financing derivatives[1]	**(182)**	(32)
Net debt (net of related derivative financial instruments)	**(27,833)**	(26,529)

1. Includes £31 million (31 March 2019: £32 million) in relation to the hedging of capital expenditure. The cash flows for these derivatives are included within investing activities and not financing activities in the consolidated cash flow statement.

The following table splits out the total derivative balances on the face of the consolidated statement of financial position by category:

	30 September 2019			31 March 2019		
	Assets	**Liabilities**	**Total**	Assets	Liabilities	Total
	£m	**£m**	**£m**	£m	£m	£m
Financing derivatives	**1,337**	**(1,519)**	**(182)**	1,052	(1,084)	(32)
Commodity contract derivatives	**64**	**(148)**	**(84)**	101	(99)	2
Total derivative financial instruments	**1,401**	**(1,667)**	**(266)**	1,153	(1,183)	(30)

38

National Grid 2019/20 Half Year Results Statement

13. Analysis of changes in net debt

	Cash and cash equivalents £m	Financial investments £m	Borrowings[1] £m	Financing derivatives £m	Total £m
At 31 March 2019	252	1,981	(28,730)	(32)	(26,529)
Impact of transition to IFRS 16 (note 18)	—	—	(474)	—	(474)
At 1 April 2019 (as restated)	252	1,981	(29,204)	(32)	(27,003)
Cash flows	(47)	1,358	(462)	109	958
Fair value gains and losses and exchange movements	8	46	(979)	(226)	(1,151)
Interest income/(charge)	—	21	(566)	(33)	(578)
Acquisition of Geronimo (note 19)	—	—	(13)	—	(13)
Other non-cash movements	—	—	(46)	—	(46)
30 September 2019	213	3,406	(31,270)	(182)	(27,833)

	Cash and cash equivalents £m	Financial investments £m	Borrowings £m	Financing derivatives £m	Total £m
At 31 March 2018	329	2,694	(26,625)	600	(23,002)
Impact of transition to IFRS 9	—	—	(32)	—	(32)
At 1 April 2018 (as restated)	329	2,694	(26,657)	600	(23,034)
Cash flows[2]	(202)	(1,171)	424	260	(689)
Fair value gains and losses and exchange movements	3	95	(851)	(620)	(1,373)
Interest income/(charge)	—	16	(540)	(15)	(539)
Other non-cash movements	—	24	(20)	—	4
30 September 2018	130	1,658	(27,644)	225	(25,631)

1. Included within borrowings are finance leases amounting to £742 million (31 March 2019: £270 million). The 2019 amount includes the IFRS 16 transition adjustment of £474 million that was not included at 31 March 2019 (see note 18).
2. In 2018, cash flows excludes £17 million interest received in relation to a litigation settlement, which is included within interest received within investing activities in the consolidated cash flow statement.

In the cash flow statement, cash flows from financing activities relating to financing liabilities (proceeds and repayments of loans, net movement in short term borrowings and derivatives and interest paid) includes cash outflow on non-debt related items of £1 million (2018: £3 million) and excludes derivative cash inflows in relation to derivatives hedging capital expenditure of £2 million (2018: nil).

39

National Grid 2019/20 Half Year Results Statement 14. Pensions and other post-retirement benefit obligations 30 September 2019 31 March 2019 £m £m Present value of funded obligations (27,271) (24,609) Fair value of plan assets 26,519 24,793 (752) 184 Present value of unfunded obligations (369) (330) Other post-employment liabilities (77) (72) Net liability (1,198) (218) Presented in consolidated statement of financial position: Liabilities (2,648) (1,785) Assets 1,450 1,567 Net liability (1,198) (218) Key actuarial assumptions 30 September 2019 31 March 2019 Discount rate - UK past service 1.80% 2.40 % Discount rate - US 3.25% 3.95 % Rate of increase in RPI - past service 3.10% 3.25 % The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19, at 30 September 2019 was a liability of £1,198 million (31 March 2019: £218 million). The movement of £980 million primarily reflects changes in actuarial assumptions resulting in an increase in liabilities, partially offset by asset performance being more than the discount rate, and employer contributions paid over the accounting period. Changes in actuarial assumptions, primarily movements in discount rates, led to an increase in liabilities of £2,211 million (an increase in UK and US liabilities of £1,057 million and £1,154 million respectively) which reflected decreases in corporate bond yields in both the UK and US. A gain of £1,222 million reflects returns on assets during the period both in the UK and the US, being more than the discount rate at the start of the year. Included within this gain is a loss of £0.5 billion associated with the buy-in transaction described further below. The net impact of actuarial gains and losses has been reflected within the consolidated statement of comprehensive income. Employer contributions of £237 million were paid over the accounting period. The pension surpluses in both the UK in relation to the National Grid UK Pension Scheme of £980 million (31 March 2019: £1,184 million) and the National Grid Electricity Group of the Electricity Supply Scheme of £191 million (31 March 2019: £123 million) and the Niagara Mohawk Plan in the US of £279 million (31 March 2019: £260 million) continue to be recognised as assets under IFRIC 14 as explained on page 148 of the Annual Report and Accounts for the year ended 31 March 2019. During the period, the Trustees of the National Grid UK Pension Scheme entered into a buy-in arrangement, in respect of some pensioner and dependant members of Section A. This was implemented in order to manage various risks, including longevity risk. The transaction was funded by existing assets of the Section A scheme, through exchanging £2.8 billion of gilts for the buy-in policy, which is held by the Trustees. This resulted in an actuarial loss of £0.5 billion, representing the difference between the price paid for the buy-in, and the IAS 19 value of the liabilities covered by the buy-in. The actuarial loss is recorded within the consolidated statement of other comprehensive income, and a resulting increase to the net pension liability. 40

National Grid 2019/20 Half Year Results Statement 15. Commitments and contingencies At 30 September 2019, there were commitments for future capital expenditure contracted but not provided for of £2,643 million (2018: £1,851 million). We also have other commitments relating primarily to commodity purchase contracts and contingencies in the form of certain guarantees and letters of credit. These commitments and contingencies are described in further detail on page 161 of the Annual Report and Accounts for the year ended 31 March 2019. Litigation and claims Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position. 16. Exchange rates The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were: Year ended 31 30 September 2019 2018 March 2019 Closing rate applied at period end 1.23 1.30 1.30 Average rate applied for the period 1.25 1.31 1.31 17. Related party transactions Related party transactions in the six months ended 30 September 2019 were substantially the same in nature to those disclosed on page 162 of the Annual Report and Accounts for the year ended 31 March 2019, with the exception of Quadgas ceasing to be a related party following the disposal of our 39% stake in June 2019 (see note 6). There were no other related party transactions in the period that have materially affected the financial position or performance of the Group. 18. Transition to IFRS 16 The Group has adopted IFRS 16 'Leases', with effect from 1 April 2019. IFRS 16 introduces a single lease accounting model for lessees (rather than the current distinction between operating and finance leases). A contract is, or contains, a lease, if it provides the right to control the use of an identified asset for a specific period of time in exchange for consideration. The new standard results in our operating leases being accounted for in the consolidated statement of financial position as ‘right-of-use’ assets with corresponding lease liabilities also recognised. It therefore increases both our assets and liabilities (including net debt). It also changes the timing and presentation in the consolidated income statement as it results in an increase in finance costs and depreciation largely offset by a reduction in the previously straight-line operating costs. Transition options We have applied IFRS 16 using the modified retrospective approach. Comparatives have not been restated on adoption. Instead, on the opening balance sheet date, right-of-use assets (net of accrued rent or rent free periods, and reported within property, plant and equipment), additional lease liabilities (reported within borrowings) and any associated deferred tax have been recognised, with no adjustment to retained earnings. For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as computers), the Group continues to recognise a lease expense on a straight-line basis as permitted by IFRS 16. We elected to apply the practical expedient to grandfather our previous assessments of whether contracts were previously accounted for as a lease, as permitted by the standard, instead of reassessing all significant contracts as at the date of initial application to determine whether they met the IFRS 16 definition of a lease. We have elected to apply the practical expedient on transition, which permits right-of-use assets to be measured at an amount equal to the lease liability on adoption of the standard (adjusted for any prepaid or accrued lease expenses). 41

National Grid 2019/20 Half Year Results Statement 18. Transition to IFRS 16 (continued) Impact of transition At 1 April 2019, the Group disclosed non-cancellable operating lease commitments of £0.3 billion, of which the majority were in the US. A further £0.4 billion of lease liabilities were recognised on transition due to the requirement in IFRS 16 to recognise lease liabilities for the term that we are reasonably certain to exercise lease extension or lease termination options for, rather than only for the period of the minimum contractual term that was used in determining our lease liability commitments. This was partially offset by the £0.2 billion impact of discounting our lease liabilities at the incremental borrowing rate for each lease. There were some immaterial short term and low value leases, which will be recognised on a straight-line basis as an expense in the consolidated income statement over the remaining lease term. As a result, the Group has recognised additional right-of-use assets of £0.5 billion and lease liabilities (which are included within net debt) of £0.5 billion at 1 April 2019. No additional net deferred tax has arisen. The transition adjustment is in addition to the £270 million of finance leases already recognised on the consolidated statement of financial position under IAS 17. There will be no impact on net assets as shown in the table below, which shows the impacted balances from the Group consolidated statement of financial position. 31 March 2019 IFRS 16 As previously transition 1 April 2019 reported adjustments As restated Impact of transition £m £m £m Property, plant and equipment Land and buildings 2,560 381 2,941 Plant and machinery 36,589 67 36,656 Assets in the course of construction 4,425 — 4,425 Motor vehicles and office equipment 339 20 359 Total property, plant and equipment 43,913 468 44,381 Lease liabilities Current (65) (48) (113) Non-current (205) (426) (631) Total lease liabilities (270) (474) (744) Other liabilities Trade and other payables (3,769) 3 (3,766) Other non-current liabilities (808) 3 (805) Net assets 19,369 — 19,369 Equity Total equity 19,369 — 19,369 The impact of IFRS 16 on profit before tax and profit after tax as a result of adopting the new standard is not material. However, it has resulted in an increase in operating profit due to the operating costs now being replaced with depreciation and interest charges. The impact on the cash flow statement has also not been material, although there has been an increase in operating cash flows and decrease in financing cash flows, because repayment of the principal portion of the lease liabilities is now classified as cash flows from financing activities rather than operating cash flows. 42

National Grid 2019/20 Half Year Results Statement 18. Transition to IFRS 16 (continued) Ongoing accounting policy With effect from 1 April 2019, new lease arrangements entered into are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The right- of-use asset and associated lease liability arising from a lease are initially measured at the present value of the lease payments expected over the lease term. The discount rate applied is the rate implicit in the lease or if that is not available, then the incremental rate of borrowing for a similar term. The lease term takes account of exercising any extension options that are at our option if we are reasonably certain to exercise the option and any lease termination options unless we are reasonably certain not to exercise the option. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period using the effective interest rate method. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. For short- term leases (lease term of 12 months or less) and leases of low-value assets (such as computers), the Group continues to recognise a lease expense on a straight-line basis. 19. Acquisition of Geronimo Energy LLC and Emerald Energy Venture LLC On 11 July 2019, NG Ventures acquired 100% of the share capital of Geronimo and 51% of Emerald Energy Venture LLC (Emerald), which is jointly controlled by National Grid and Washington State Investment Board. Geronimo is a leading developer of wind and solar generation based in Minneapolis in the US, and the acquisition is a significant step in National Grid's commitment to the decarbonisation agenda, towards developing and growing a large-scale renewable generation business in the US and delivering sustainable, reliable and efficient energy. This is National Grid's first ownership stake in wind generation and an expansion of our activities in solar generation. Whilst Geronimo develops the assets, Emerald has a right of first refusal to buy, build and operate those assets. The total consideration has been provisionally determined as £209 million, satisfied by a combination of cash and contingent consideration. The contingent consideration has been recorded within other non-current liabilities. The fair value of contingent consideration recognised is determined as the present value of our best estimate of the value that we will be required to pay, taking into consideration management's estimates of the volume of successful development activity by Geronimo over the relevant period. 43

National Grid 2019/20 Half Year Results Statement 19. Acquisition of Geronimo Energy LLC and Emerald Energy Venture LLC (continued) The provisional fair values of the assets and liabilities recognised from both the acquisition of the subsidiary, Geronimo, and the joint venture, Emerald, are set out below. The purchase price allocation process will be finalised at the year end and therefore the figures disclosed are provisional. £m Intangible assets 5 Property, plant and equipment 1 Investment in joint venture - Emerald 90 Cash 2 Other identifiable assets and liabilities 30 Total identifiable assets 128 Goodwill 81 Total consideration transferred: 209 Satisfied by: Contingent consideration - Geronimo 70 Cash consideration - Geronimo 49 Cash consideration - Emerald 90 209 The goodwill arising from the acquisition comprises the value associated with the potential future projects that will be developed by Geronimo as well as the expertise of the management team that have been acquired, neither of which qualify for recognition as tangible or intangible assets. At the acquisition date, there were no material contingent liabilities. Subsequent to the acquisition date, we made an additional capital contribution of £22 million into Emerald. Total acquisition-related costs of £2.4 million have been recognised within operating costs within the consolidated income statement, of which £0.4 million was recognised in the period ended 30 September 2019. Geronimo earns revenue from selling its development-stage assets to Emerald and other third parties. Emerald generates revenue from the assets it purchases from Geronimo once they are operational and has no other business. Neither entity has generated significant revenues or profits for the period between the acquisition date and the reporting date. Even if the acquisition had completed on 1 April 2019, there would have been no significant revenues or profits. 20. Post balance sheet event On 12 November 2019 the Company received a letter from the Governor of New York giving 14 days’ notice of his intention to have New York State move to revoke National Grid’s certificate to operate its downstate gas franchise. The Company will respond substantively within the time period specified and is confident that it can address satisfactorily all of the points raised in the Governor’s letter. This matter relates to the Group’s KEDNY and KEDLI gas distribution businesses which as at 31 March 2019 had a combined regulated rate base of $6.3 billion, approximately 12% of the Group’s total asset base. 44

National Grid 2019/20 Half Year Results Statement Principal risks and uncertainties When preparing the half year financial information the risks as reported in the Annual Report and Accounts for the year ended 31 March 2019 (principal risks on pages 20-22 and inherent risks on pages 212-215) were reviewed to ensure that the disclosures remained appropriate and adequate. The half-year review of the principal risks included the addition of a new risk to our risk profile, namely the addition of a climate change risk category. Further detail on the threats, opportunities, controls and mitigations for this risk will be reported in the Annual Report and Accounts for the year ended 31 March 2020 and considered as part of the viability testing process. Below is a summary of our key risks as at 30 September 2019: Operational risks: • Catastrophic asset failure results in a significant safety and/or environmental event; • Major cyber security breach of business, operational technology and/or critical national infrastructure systems/data; • Failure to predict and respond to a significant disruption of energy that adversely affects our customers and/or the public; and • Failure to adequately identify, collect, use and keep private the physical and digital data required to support Company operations and future growth. Strategic and regulatory risks: • Failure to influence future energy policy and secure satisfactory regulatory agreements; • Failure to deliver our customer, stakeholder and investor proposition due to increased political and economic uncertainty; and • Failure to adequately anticipate and minimise the adverse impact from disruptive forces such as technology and innovation on our business model. People risks: • Failure to build sufficient capability and leadership capacity (including effective succession planning) required to deliver our vision and strategy. Climate change risks: • Failure to respond/insufficient preparedness to climate change; and • Failure to meet our commitments as a climate change leader, particularly in relation to the energy transition. The risks and uncertainties associated with the United Kingdom exiting the EU have been considered by the Board. Our Brexit working group considered the related issues and consequences and have kept our planning under review as plans have been revised. In anticipation of the original 29 March 2019 deadline, we accelerated procurement of certain key items for capital delivery and operations in case of delays at ports. Since then we have continued to review the supply chain, and have received assurances from our key suppliers that they anticipate being able to support our operations, in the event of the UK leaving the EU without an agreement in place. We have also conducted a number of test exercises and contingency planning preparedness for our interconnectors, and these are continually under review as the situation develops between the UK and the EU. In the context of the Group financial statements, however, these actions did not have a material impact. 45

National Grid 2019/20 Half Year Results Statement Statement of Directors’ Responsibilities The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial information in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom's Financial Conduct Authority. The Directors confirm that to the best of their knowledge: a) the condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the European Union; b) the half year management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and c) the half year management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein). The Directors of National Grid plc are listed in the Annual Report and Accounts for the year ended 31 March 2019, with the exception of the changes in the period which are listed on page 6. By order of the Board …………………….. …………………….. John Pettigrew Andy Agg 13 November 2019 13 November 2019 Chief Executive Chief Financial Officer 46

National Grid 2019/20 Half Year Results Statement INDEPENDENT REVIEW REPORT TO NATIONAL GRID PLC We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2019 which comprises the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated cash flow statement and related notes 1 to 20. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements. This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed. Directors’ responsibilities The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority. As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' as adopted by the European Union. Our responsibility Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. Scope of review We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2019 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority. Deloitte LLP Statutory Auditor London, United Kingdom 13 November 2019 47

National Grid 2019/20 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations

Within the Half Year Results Statement, a number of financial measures are presented. Some of these measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-IFRS Financial Measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS within the Half Year Results Statement: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the 'adjusted profit measures' section below and capital investment. For each of these we present a reconciliation to the most directly comparable IFRS measure.

Net revenue

'Net revenue' is revenue less pass-through costs, such as system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

	2019			2018		
Six months ended 30 September	**Gross revenue**	**Pass-through costs**	**Net revenue**	Gross revenue	Pass-through costs	Net revenue
	£m	**£m**	**£m**	£m	£m	£m
UK Electricity Transmission	**1,708**	**(662)**	**1,046**	1,574	(614)	960
UK Gas Transmission	**345**	**(105)**	**240**	353	(104)	249
US Regulated	**3,876**	**(1,511)**	**2,365**	4,053	(1,700)	2,353
NG Ventures and Other	**376**	**—**	**376**	387	—	387
Sales between segments	**(16)**	**—**	**(16)**	(20)	—	(20)
Total	**6,289**	**(2,278)**	**4,011**	6,347	(2,418)	3,929

Adjusted profit measures:

In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on page 11 and reconciled below.

Adjusted results, also referred to as Headline results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that forms part of the incentive target set annually for remunerating certain Executive Directors and further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). As defined on page 27 of the Annual Report and Accounts for the year ended 31 March 2019, major storm costs are costs (net of certain deductibles) that are recoverable under our US rate plans but expensed as incurred under IFRS. Where the total incurred cost (after deductibles) exceeds $100 million in any given year we also exclude the net amount from underlying earnings.

Constant currency: 'Constant Currency Basis' refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency-denominated activity, have been translated using the weighted average US dollar exchange rate for the six months ended 30 September 2019, which was $1.25 to £1.00. The weighted average rate for the six months ended 30 September 2018, was $1.31 to £1.00. Assets and liabilities as at 30 September 2019 have been retranslated at the closing rate at 30 September 2019 of $1.23 to £1.00. The closing rate for the balance sheet date 31 March 2019 was $1.30 to £1.00.

48

National Grid 2019/20 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations (continued)

Reconciliation of Statutory, Adjusted and Underlying Profits and Earnings – At actual exchange rates – Continuing operations

Six months ended 30 September 2019	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	625	—	625	(42)	—	583
UK Gas Transmission	62	—	62	4	—	66
US Regulated	189	85	274	251	—	525
NG Ventures and Other	127	—	127	—	—	127
Total operating profit	1,003	85	1,088	213	—	1,301
Net finance costs	(636)	83	(553)	—	—	(553)
Share of post -tax results of JVs and associates	37	—	37	—	—	37
Profit before tax	404	168	572	213	—	785
Tax	(16)	(25)	(41)	(58)	—	(99)
Profit after tax	388	143	531	155	—	686

Six months ended 30 September 2018	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	437	94	531	25	—	556
UK Gas Transmission	46	33	79	12	—	91
US Regulated	327	58	385	46	—	431
NG Ventures and Other	207	—	207	—	—	207
Total operating profit	1,017	185	1,202	83	—	1,285
Net finance costs	(520)	26	(494)	—	—	(494)
Share of post -tax results of JVs and associates	25	—	25	—	—	25
Profit before tax	522	211	733	83	—	816
Tax	(93)	(41)	(134)	(19)	—	(153)
Profit after tax	429	170	599	64	—	663

Reconciliation of Adjusted and Underlying Profits – At constant currency

			At constant currency			
Six months ended 30 September 2018	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Major Storms	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	531	—	531	25	—	556
UK Gas Transmission	79	—	79	12	—	91
US Regulated	385	19	404	48	—	452
NG Ventures and Other	207	2	209	—	—	209
Total operating profit	1,202	21	1,223	85	—	1,308
Net finance costs	(494)	(18)	(512)	—	—	(512)
Share of post -tax results of JVs and associates	25	—	25	—	—	25
Profit before tax	733	3	736	85	—	821

49

National Grid 2019/20 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations (continued)

Earnings per share calculations from continuing operations – At actual exchange rates

The table below reconciles the profit after tax from continuing operations per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.

Six months ended 30 September 2019	Profit after tax	Non-controlling interest	Profit after tax attributable to the parent	Weighted average number of shares	Earnings per share
	£m	£m	£m	Number	Pence
Statutory	388	(1)	387	3,430	11.3
Adjusted (also referred to as Headline)	531	(1)	530	3,430	15.5
Underlying	686	(1)	685	3,430	20.0

Six months ended 30 September 2018	Profit after tax	Non-controlling interest	Profit after tax attributable to the parent	Weighted average number of shares	Earnings per share
	£m	£m	£m	Number	Pence
Statutory	429	(1)	428	3,367	12.7
Adjusted (also referred to as Headline)	599	(1)	598	3,367	17.8
Underlying	663	(1)	662	3,367	19.7

Timing impacts

Under the Group's regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If National Grid collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue, it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to "over and under-recoveries". A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US), and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

	UK Electricity Transmission	UK Gas Transmission	US Regulated[1]	Total[2]
	£m	£m	£m	£m
31 March 2019 closing balance	(118)	59	484	425
Opening balance adjustments	—	—	—	—
Restated 1 April 2019 opening balance	(118)	59	484	425
Over/(under)-recovery	42	(4)	(251)	(213)
30 September 2019 closing balance to (recover)/return	**(76)**	**55**	**233**	**212**

	UK Electricity Transmission	UK Gas Transmission	US Regulated[1]	Total[2]
	£m	£m	£m	£m
31 March 2018 closing balance	(44)	93	257	306
Opening balance adjustments	(6)	9	(6)	(3)
Restated 1 April 2018 opening balance	(50)	102	251	303
Under-recovery	(25)	(12)	(48)	(85)
30 September 2018 closing balance to (recover)/return	**(75)**	**90**	**203**	**218**

1. US Regulated balances have been restated using the average rate of 1.25 for the period to 30 September 2019.
2. The closing balances as at 30 September 2018 and 30 September 2019 would have been £209 million and £217 million respectively had the closing exchange rates been used.

50

National Grid 2019/20 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations (continued)

Capital investment

'Capital investment' or 'investment' refers to additions to plant, property and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture. In addition, we include the total consideration paid for the acquisition of businesses. We also include the Group's investments by National Grid Partners during the period (which are classified for IFRS purposes as non-current financial assets on the Group consolidated statement of financial position).

Investments made to our St William Homes LLP arrangement are excluded based on the nature of this joint venture arrangement. We typically contribute property assets to the joint venture in exchange for cash and accordingly do not consider these transactions to be in the nature of capital investment.

	At actual exchange rates			At constant currency		
Six months ended 30 September	**2019 £m**	2018 £m	% change	**2019 £m**	2018 £m	% change
UK Electricity Transmission	**471**	462	2 %	**471**	462	2%
UK Gas Transmission	**167**	153	9 %	**167**	153	9%
US Regulated	**1,588**	1,177	35 %	**1,503**	1,236	22%
NG Ventures and Other	**235**	248	(5)%	**320**	252	27%
Group capital expenditure	**2,461**	2,040	21 %	**2,461**	2,103	17%

Six months ended 30 September - at actual exchange rates	**2019 £m**	2018 £m	% change
Capital expenditure	**2,461**	2,040	21 %
Equity investment, funding contributions and loans to joint ventures and associates	**30**	76	(61)%
Total consideration paid for the acquisition of Geronimo and Emerald (note 19)	**209**	—	N/A
Investment in financial assets (National Grid Partners)	**22**	14	57 %
Group capital investment	**2,722**	2,130	28 %

Six months ended 30 September - at constant currency	**2019 £m**	2018 £m	% change
Capital expenditure	**2,461**	2,103	17 %
Equity investment, funding contributions and loans to joint ventures and associates	**30**	79	(62)%
Total consideration paid for the acquisition of Geronimo and Emerald (note 19)	**209**	—	N/A
Investment in financial assets (National Grid Partners)	**22**	15	47 %
Group capital investment	**2,722**	2,197	24 %

51